Avino Silver & Gold Mines Ltd.
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701
Fax: (604) 682-3600
 www.avino.com, shares@avino.com

December 18, 2006
TSX-V Trading symbol: ASM
 U.S. OTC BB symbol: ASGMF
Berlin & Frankfurt GV6

AVINO ANNOUNCES RESULTS OF 2006 DRILLING ON MINTO PROPERTY

Avino Silver and Gold Mines Ltd. is pleased to announce results of the 2006 drilling program at its Minto Property in Bridge River Gold Mining area approximately 100 km north of Vancouver B.C.

The four diamond core holes were drilled to explore down dip extensions of gold bearing structures originally discovered in trench 827 on the Minto North Zone.

For details please consult our website and refer to the June 22, 2005 News Release.: http://www.avino.com/s/NewsReleases.asp?ReportID=110491&_Type=News-Releases&_Title=Trench-Chip-Samples-Assay-Averaged-14.76-gt-Gold-for-9.0-metres-on-the-Mint...

Holes MO-06-01 and 02 were drilled from a site approximately 10 m west of trench 827. Hole MO-06-03 was drilled from a site approximately 2 m north and 7 m east of MO-06-01, 02. Hole MO-06-04 was drilled from the same set-up.

The gold bearing structures consist of sets of parallel narrow (1-2 mm) fractures containing quartz, carbonate, grey sulphide veinlets.

Details of the drill holes and assay results for the fractures sampled are as follows:

Hole: MO-06-01 5639195N 517518E Bearing 120 Dip 45 Length 151.49 m

Principal Intersections:

Sample No.	Intersection (Metres)	Au (g/t)	Au (oz/t)	Zn (%)
143452	23.00 - 23.30 (0.3)	5.31	0.155
143455	49.8 - 50.5 (0.7)	4.51	0.132
143456	56.60 - 56.90 (0.3)	7.58	0.221
143457	65.90 - 66.80 (0.9)	7.52	0.219
143458	71.85 - 72.50 (0.65)	2.60	0.076
143459	72.50 - 73.30 (0.80)	1.04	0.030
143460	74.90 - 75.30 (0.40)	1.77	0.052
143461	91.75 - 92.00 (0.25)	45.4	1.324
143462	92.50 - 93.30 (0.80)	3.24	0.094
143463	95.65 - 95.90 (0.25)	1.72	0.050
143465	121.30 - 121.70 (0.4)	3.50	0.102	1.74
143466	124.70 - 125.60 (0.9)	5.36	0.156	1.33
143467	127.00 - 127.50 (0.5)	4.19	0.122
143468	133.27 - 134.27 (1.0)	3.39	0.099
143472	137.2 - 137.55 (0.35)	2.39	0.070

MO-06-02 5639195N 517518E Bearing 120 Dip 60 Length 75.29 m

Sample No.	Intersection (Metres)	Au (g/t)	Au (oz/t)
143477	56.50 - 57.10 (0.6)	4.96	0.145

MO-06-03 5639197N 517509 E Bearing 120 Dip 45 Length 130.15 m
No significant intercepts

MO-06-04 5639197 517509E Bearing 082 Dip 45 Length 130.15 m

Sample No.	Intersection (Metres)	Au (g/t)	Au (oz/t)	Zn (%)
143480	48.15 - 48.70 (0.55)	2.02	0.059
143482	56.77 - 57.5 (0.73)	5.93	0.173
143486	60.5 - 61.5 (1.0)	1.92	0.056
143487	61.5 - 62.5 (1.0)	9.04	0.264
143489	63.5 - 64.5 (1.0)	1.38	0.040
143491	66.7 - 67.7 (1.0)	2.99	0.087
143492	72.6 - 73.5 (0.9)	1.08	0.031
143495	74.8 - 75.8 (1.0)	9.47	0.276
143496	81.5 - 82.3 (0.8)	2.62	0.076
143499	92.9 - 93.57 (0.67)	9.54	0.278
143500	101.1 - 101.8 (0.7)	1.39	0.041

Samples were collected under supervision of Chris J. Sampson, P. Eng., a qualified person under NI 43-101. Samples were assayed at Eco-Tech Laboratory Ltd., Kamloops, B.C., a certified assayer by fire assay with A.A. finish.

On Behalf of the Board

“David Wolfin”
David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.